FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


For the month of May, 2003

Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

                                                         FOR IMMEDIATE RELEASE

NYSE:  CGW
Santiago: CRISTALES
www.cristalchile.cl

CONTACT IN SANTIAGO:
Ricardo Dunner
Head of Investor Relations
PH:  (562) 787-8855
FAX:  (562) 787-8800
EMAIL:  rdunner@cristalchile.cl

      CHRISTALERIAS DE CHILE REPORTS ITS RESULTS FOR FIRST QUARTER 2003

Santiago, Chile (May 15th, 2003) -- Cristalerias de Chile S.A.("Cristalerias"), a Chilean conglomerate and the largest producer of glass containers in Chile, today announced its results for the first quarter ended March 31st, 2003. All figures have been prepared according to Chilean GAAP and are stated in constant Chilean Pesos and in US Dollars at Ch$731.56/US$1, the exchange rate at the close of March 31st, 2003.

1Q03 HIGHLIGHTS (vs. 1Q02):

   o    Consolidated sales increased 13.3%
   o    Operating income up 10.8%
   o    EBITDA up 8.2%
   o Non-operating loss decreased from a loss of Ch$5,077 million in 1Q02 to a loss of Ch$1,052 million in 1Q03.
   o    Net income reached Ch$4,321
        million, compared to Ch$183 million reported in 1Q02.
   o    Earnings Per ADR reached US$0.28


                             CONSOLIDATED REVENUE
                             --------------------

(in Ch$ millions)                           IQ03        IQ02      1Q03vs.1Q02
----------------                            ----        ----      -----------

TOTAL REVENUE                               35,372      31,232       13.3%

Cristalchile iMlass containers              17,448      15,664       11.4%
Viria Santa Rita wine                       14,928      13,235       12.8%
CIECSA media                                 4,355       3,787       15.0%
Adjustments                                  1,359       1,454       N/A

                               RELATED COMPANIES

Metropolis-Intercom (cable TV)              10,781      11,808      -8.7%
Envases CMF (plastic containers)             8,857       8,762       1.1%


                          FIRST QUARTER 2003 RESULTS

CONSOLIDATED RESULTS                                     1003 Revenue Breakdown

Operating Results                                        CHART

During 1Q03, Cristalerias' total consolidated revenue reached Ch$35,372 million (US$48.4 million), a 13.3% increase versus 1Q02. The factors behind this increase were improved sales in the glass container business (+11.4%), Santa Rita (+12.8%) and CIECSA (+15.0%). Adjustments for factors such as intercompany sales reached Ch$1,359 million during the quarter.

Consolidated operating income increased by 10.8% during the quarter, totaling Ch$7,435 million (US$10.2 million). This includes Ch$5,850 million from the glass container business, Ch$1,650 million from Santa Rita; partially offset by a Ch$116 million operating loss from CIECSA.

During the quarter, Cristalerias' consolidated net income was Ch$4,321 million (US$5.9 million), compared with Ch$183 million in 1Q02. In addition to a higher operating income, the Company had a lower non-operating loss of Ch$1,052 million (US$1.4 million) in 1Q03, compared to a non-operating loss of Ch$5,077 million (US$6.9 million) in 1Q02. The latter is mainly explained by a lower Ch$1,101 million net loss from subsidiaries that do not consolidate (compared with a Ch$3,939 million net loss in 1Q02), mainly due to better results at Metr6polis-Intercom and Rayen Cura. The net loss from subsidiaries includes a Ch$1,034 million charge (Ch$1,041 million in 1Q02) corresponding to goodwill amortization, which does not constitute cash flow. In addition, the Company registered a Ch$1,662 million gain from foreign exchange differences (Ch$10 million loss in 1Q02) as a consequence of the devaluation of the Chilean Peso against the US Dollar during the quarter.

EBITDA: Operating cash generation increased by 8.2% from Ch$10,062 million (US$13.8 million) in 1Q02 to Ch$10,886 million (US$14.9 million) in 1Q03. EBITDA margin for the period was 30.8% (32.2% in 1Q02).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

PACKAGING BUSINESS

Glass

The Company's glass packaging sales increased by 11.4% over 1Q02 reaching Ch$17,448 million (US$23.9 million). Volume sales increased by 8.1%, totaling 58,267 tons. Wine bottle sales increased by 9.3%, mainly due to an increase in export volumes. Beer bottle sales grew by 12.2%, due to the success of one-way formats (250cc and 1,000cc). Soft-drink bottle sales increased by 7.3%, mainly due to the launching of a new 237cc crown-top returnable format. Liquor bottle sales increased by 45.6% mainly due to the launching of a 700cc format for a new pisco brand. Containers for the food industry posted a 1.7% sales decrease due to lower food exports to Latin America.


                                     GLASS
                                     -----

                                    1Q03            1Q02          1Q03 vs. 1Q02
                                    ----            ----          -------------

Net Sales (in Ch$ millions)         17,448          15,664            11.4%

  Wine                              10,410           9,526             9.3%
  Beer                               3,029           2,700            12.2%
  Soft Drinks                        2,178           2,029             7.3%
  Liquor                             1,273             874            45.6%
  Food                                 448             456            -1.7%
  Pharmaceutical                       110              79            40.3%

Volume in tons                      58,267          53,922             8.1%

Operating income increased by 13.7%, totaling Ch$5,850 million (US$8.0 million). Operating margins increased from 32.8% in 1Q02 to 33.5% in 1Q03, mainly due to increased sales.

Non-consolidated net earnings for 2003 include a non-operating loss of Ch$499 million (US$0.7 million), compared to a non-operating loss of Ch$4,112 million (US$5.6 million) in 1Q02.

During the quarter the Company registered a higher income from Vina Santa Rita, Envases CMF and Cristalchile Inversiones for its 40% stake in Rayen Cura (Ch$130 million in 1Q03 vs. Ch$1,610 million loss in 1Q02); a higher income from foreign exchange differences that totaled Ch$1,336 million (US$1.8 million); as well as a lower loss from Cristalchile Comunicaciones (Ch$1,505 million in 1Q03 vs. Ch$2,482 million in 1Q02).

EBITDA: Operating cash generation increased by 11.1%, from Ch$7,339 million (US$10.0 million) in 1Q02 to Ch$8,151 million (US$11.1 million) in 1Q03. EBITDA margin was 46.7% (46.9% in 1Q02).

Plastic

During the first quarter of 2003, Envases CMF posted a net profit of Ch$545 million (US$0.7 million) compared with Ch$292 million in 1Q02. Total sales reached Ch$8,857 million (US$12.1 million) compared with Ch$8,762 million (US$12.0 million). Volumes reached 6,092 tons (6,250 tons in 1Q02), while prices increased by 3.8%. Operating income reached Ch$1,174 million (US$1.6 million), 38.9% over 1Q02, due to a more profitable sales mix as well as improved production efficiencies.

EBITDA: Operating cash generation increased from Ch$1,908 million (US$2.6 million) in 1Q02 to Ch$2,302 million (US$3.1 million) in 1Q03. EBITDA margin increased to 26.0% (21.8% in 1Q02).

WINE BUSINESS

During 1Q03, Santa Rita's consolidated sales totaled Ch$14,928 million (US$20.4 million), a 12.8% increase over 1Q02. The Company's profits came in at Ch$1,205 million (US$1.6 million), 14.2% over 1Q02, mainly due to improved sales volume in the domestic and international markets coupled with an improved non-operating result.

In the domestic market, Santa Rita increased volumes by 10.6%. Prices in this market dropped by 5.6% in real terms as a result of strong competition. These conditions led net sales in the domestic market to grow by 4.5%.

Sales in the export market rose by 18.3% due to a more favorable exchange rate, and higher sales for the Canadian and Latin American markets. Total volumes increased by 4.0%. During the quarter, exports of US$11.0 million accounted for 54.5% of total revenues. The average price in Dollars per case in the export market for Santa Rita was US$31.4 (US$29.6 in 1Q02), compared with an industry average of US$23.5 (US$23.1 in 1Q02).

By markets, the export increase breakdown is as follows: Canada, 42.7%; Latin America, 53.2%; Asia plus Africa, 128%; partially offset by lower sales to Europe, -9.0% and USA, -5.3%.

                                  SANTA RITA
                                  ----------

                                              1Q03         1Q02       1Q03 vs.
                                                                        1Q02
                                              ----         ----       -------


Net Sales in Ch$ millions                     14,928       13,235       12.8%

  Exports                                      8,137        6,881       18.3%
  Domestic                                     6,266        5,999        4.5%
  Others                                         525          355       47.9%

Volume
  Exports (Th cases)                             350          336        4.0%
  Domestic Th liters                          12,927       11,686       10.6%

Price per case - Export Mkt. (US$)              31.4         29.6        6.2%
Avg. Price per case - Domestic Mkt. (Ch$)      4,365        4,617       -5.6%


Operating income increased by 6.6% from Ch$1,548 million in 1Q02 to Ch$1,650 million in 1Q03. However, operating margin at 11.1% was below the 11.7% of 1Q02 mainly due to price reductions in the local market.

EBITDA: Operating cash generation increased by 6.3% to Ch$2,606 million (US$3.6 million) during the quarter. EBITDA margin was 17.5% (18.5% in 1Q02).

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press, and Other Media

During 1Q03, CIECSA reported a net loss of Ch$445 million (US$0.6 million) compared to a net loss of Ch$261 million in 1Q02.

MEGA, CIECSA's main subsidiary, reached an average viewership share of 22.9% during the quarter(1) (21.7% in 1Q02). Net sales increased by 15.0% over 1Q02 reaching Ch$4,329 million (US$5.9 million), as a higher viewership share has resulted in higher revenues. MEGA had a Ch$90 million operating loss compared to a Ch$43 million operating income in 1Q02, due to more internal productions that increased costs. Therefore, Mega posted a Ch$248 million net loss, compared with a net loss of Ch$194 million in 1Q02.

                              Media Subsidiaries
                              ------------------

                                      CGW
                            |                       |
                      98.2% |                       |  99.9%
                            |                  Cristalchile
                          CIECSA              Comunicaciones
                    |                |              |
              99.9% |         37.4%  |              |  50.0%
                    |                |          Cordillera
                  MEGA               |        Comunicaciones
                                     |              |  99.9%
                                     |              |
                                El Diario      Metropolis-
                                                 Intercom


-------------
(1) Measured between 7:30AM and 1:30AM (i.e.: 18 hours daily) from Monday through Sunday.

EBITDA: CIECSA's operating cash generation decreased from Ch$264 million (US$0.4 million) in 1Q02 to Ch$76 million (US$0.1 million) in 1Q03. EBITDA margin reached 1.8% (7.0% in 1Q02).

Cable Television

Cristalchile Comunicaciones S.A., (Cristalerias' wholly-owned subsidiary), owner of 50% of Cordillera Comunicaciones Ltda. had a net loss of Ch$1,505 million (US$2.1 million) during the quarter compared to a net loss of Ch$2,482 million (US$3.4 million) recorded during 1Q02. Similarly, Cordillera Comunicaciones Ltda. (owner of 99.9% of Metropolis-Intercom S.A.) had a net loss of Ch$3,007 million (US$4.1 million), compared to a net loss of Ch$4,962 million (US$6.8 million) in the 1Q02. The aforementioned result includes a goodwill amortization charge of Ch$1,034 million for the period (Ch$1,041 million in 1Q02).

In 1Q03 Metropolis-Intercom S.A. posted sales of Ch$10,781 million (US$14.7 million), compared with Ch$11,808 million (US$16.1 million) in 1Q02. At operating level, the Company renegotiated programming costs with content providers in order to mitigate the negative effect of the Chilean Peso devaluation. The Company posted a net loss of Ch$1,973 million (US$2.7 million) compared to a net loss of Ch$3,921 million (US$5.4 million) in 1Q02. The latter includes a Ch$3,204 million (US$4.4 million) depreciation charge compared with a Ch$2,772 million (US$3.8 million) charge in 1Q02, mainly coming from the HFC network acquired in July 2000. Metropolis-Intercom ended the period with 240,119 basic subscribers, 2.9% lower than in 1Q02, due to more disconnections as a consequence of the deteriorated local economic situation. However, during 1Q03 basic subscribers increased by 0.6% with respect to 4Q02. Internet customers reached 25,924, 86.9% over 1Q02.


                              METROPOLIS-INTERCOM
                              -------------------

                                       03/31/03      12/31/02       1Q03 vs.
                                                                      4Q02
                                       --------      --------       --------

Basic Subscribers (1)                    240,119       238,725        0.6%
Premium customers                         33,761        31,840        6.0%
Internet customers                        25,924        23,559       10.0%
Home Passed                            1,129,885     1,128,247         N/A


                                          1Q03          1Q02        1Q03 vs.
                                                                      1Q02
                                        --------      --------      --------

Sales Ch$ Million                         10,781        11,808       -8.7%
Net Profit (loss) (Ch$ Million)           (1,973)       (3,921)      49.7%


 (1)  Includes Premium and Internet customers

                                 #############

Cristalchile


                          CRISTALERIAS DE CHILE S.A.
                      CONSOLIDATED FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in millions of
                   Chilean Pesos as of March 31, 2003)
                      1 US Dollar = 731.56 Chilean Pesos

BALANCE SHEET
                                                           As of March 31
                                                        2003            2002
ASSETS                                                  MCh$            MCh$

Cash, time deposits, marketable securities              106,549          57,937
Receivables                                              38,546          34,440
Inventories, net                                         41,119          32,174
Other current assets                                      3,781           4,553
                                                    -----------     -----------
TOTAL CURRENT ASSETS                                    189,996         129,105
                                                    -----------     -----------
NET P.P.&E.                                             131,657         133,935
                                                    -----------     -----------
Investment in related companies                         108,430         111,386
Long-term receivables                                     9,867           9,280
Goodwill on investments                                     822           1,486
Accounts receivable, related companies                        2               1
Others                                                   27,011          22,884
                                                    -----------     -----------
TOTAL OTHER ASSETS                                      146,131         145,037
                                                    -----------     -----------
TOTAL ASSETS                                            467,783         408,077
                                                    -----------     -----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term & short-term debt            5,973          27,810
Dividends payable                                            79              70
Accounts and notes payable                               27,083          16,104
Provisions, withholdings, income taxes                   12,536          16,763
Advances from customers                                   2,534           1,736
                                                    -----------     -----------
TOTAL CURRENT LIABILITIES                                48,205          62,483
                                                    -----------     -----------
Long-term bank liabilities and bonds payable            133,410          77,529
Miscellaneous creditors                                   1,215           1,692
Provisions and others                                    10,397           9,539
                                                    -----------     -----------
TOTAL LONG-TERM LIABILITIES                             145,023          88,760
                                                    -----------     -----------
MINORITY INTEREST                                        37,469          35,937
                                                    -----------     -----------
TOTAL SHAREHOLDERS' EQUITY                              237,087         220,897
                                                    -----------     -----------
TOTAL LIAB. & SHAREHOLDERS' EQUITY                      467,783         408,077
                                                    -----------     -----------

STATEMENT OF INCOME
                                                       First Quarter
                                                  2003                  2002
                                                  MCh$                  MCh$
OPERATING RESULTS:
Net sales                                         35,372                31,232
Cost of sales                                    (22,553)              (19,660)
Selling and administrative expenses               (5,384)               (4,861)
                                             -----------           -----------
OPERATING INCOME                                   7,435                 6,711
                                             -----------           -----------

NON-OPERATING RESULTS:

Cordillera Comunicaciones Ltda                    (1,504)               (2,481)
Editorial Zig-Zag                                    (31)                  (45)
Vina Los Vascos S.A.                                 109                    34
Rayen Cura S.A.I.C.                                  167                (1,533)
Envases CMF                                          273                   144
Ediciones Chiloe                                    (115)                  (58)
                                             -----------           -----------
Others                                                --                    (1)
                                             -----------           -----------
Equity in net income related companies            (1,101)               (3,939)

Interest income (expense) net                     (1,209)                 (638)
Other nonrecurring income (net)                     (399)                 (183)
Amortization of goodwill                            (162)                 (145)
Price-level restatement                              156                  (162)
Exchange Rate Variations                           1,662                   (10)
                                             -----------           -----------
NON-OPERATING INCOME                              (1,052)               (5,077)
                                             -----------           -----------

Income tax                                        (1,521)               (1,020)
Extraordinary Items
Minority interest                                   (541)                 (431)
                                             -----------           -----------
NET INCOME                                         4,321                   183
                                             -----------           -----------

Cristalchile


                          CRISTALERIAS DE CHILE S.A.
                     INDIVIDUAL FINANCIAL STATEMENTS
    (Restated for general price-level changes and expressed in millions of
                   Chilean Pesos as of March 31, 2003)
                      1 US Dollar = 731.56 Chilean Pesos



BALANCE SHEET
                                                            As of March 31
                                                        2003             2002
ASSETS                                                  MCh$             MCh$

Cash, time deposits, marketable securities              82,702           35,347
Receivables                                             20,856           20,300
Inventories, net                                         5,944            6,281
Other current assets                                     1,726            2,397
                                                   -----------      -----------
TOTAL CURRENT ASSETS                                   111,228           64,325
                                                   -----------      -----------
NET P.P.&E.                                             72,896           74,263
                                                   -----------      -----------
Investment in related companies                        144,225          143,386
Long-term receivables                                      161              186
Goodwill on investments                                  2,011            2,179
Accounts receivable, related companies                  22,598           21,254
Others                                                  13,385            9,612

TOTAL OTHER ASSETS                                     182,381          176,617
                                                   -----------      -----------
TOTAL ASSETS                                           366,505          315,205
                                                   -----------      -----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term & short-term debt           1,194           19,554
Dividends payable                                           77               70
Accounts and notes payable                               7,775            5,190
Provisions, withholdings, income taxes                   6,296           11,321
                                                   -----------      -----------
TOTAL CURRENT LIABILITIES                               15,342           36,134
                                                   -----------      -----------
Long-term bank liabilities and bonds payable           105,391           48,630
Miscellaneous creditors                                    242            1,230
Provisions                                               6,063            7,165
Others                                                   2,380            1,148
TOTAL LONG-TERM LIABILITIES                            114,076           58,174
                                                   -----------      -----------
TOTAL SHAREHOLDERS' EQUITY                             237,087          220,897
                                                   -----------      -----------

TOTAL LIAB. & SHAREHOLDERS' EQUITY                     366,505          315,205
                                                   -----------      -----------

STATEMENT OF INCOME
                                                            First Quarter
                                                         2003           2002
                                                         MCh$           MCh$
OPERATING RESULTS:
Net sales                                                17,448         15,664
Cost of sales                                           (10,363)        (9,443)
Selling and administrative expenses                      (1,236)        (1,077)
                                                    -----------     ----------
OPERATING INCOME                                          5,850          5,144
                                                    -----------     ----------

NON-OPERATING RESULTS:
ChristalChile Comunicaciones                             (1,505)        (2,482)
S.A. Vina Santa Rita                                        652            571
Envases CMF S.A.                                            272            144
Ciecsa S.A.                                                (437)          (256)
Cristalchile Inversiones S.A.                               130         (1,610)
Others                                                       (0)            (1)
Equity in net income related companies                     (888)        (3,635)

Interest income (expense) net                              (801)          (219)
Other nonrecurring income (net)                            (141)           (57)
Amortization of goodwill                                    (43)           (43)
Price-level restatement                                      38             88
Exchange Rate Variations                                  1,336           (246)
                                                    -----------     ----------
NON-OPERATING INCOME                                       (499)        (4,112)
                                                    -----------     ----------

Income tax                                               (1,029)          (850)
Amortization of negative goodwill                            --             --
Extraordinary Items                                          --             --
                                                    -----------     ----------
NET INCOME                                                4,321            182
                                                    -----------     ----------

SALES VOLUME                                            Th Tons        Th Tons

Glass sales in Th tons                                     58.3           53.9

                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Glassworks of Chile
                                 (Registrant)

                                 By: Benito Bustamante C.
                                     --------------------
                                     Benito Bustamante C.
                                     Comptroller



Date:  May 22, 2003